One Bush Street Suite 1600 San Francisco, CA 94104-4446 +1 415 262 4500 Main +1 415 262 4555 Fax www.dechert.com
CHELSEA M. CHILDS chelsea.childs@dechert.com +1 415 262 4566 Direct

July 20, 2017

VIA EDGAR CORRESPONDENCE

Mr. Mark A. Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549-4644

RE:         HIMCO Variable Insurance Trust (SEC File No. 811-22954) (“Registrant”)

Dear Mr. Cowan:

We are writing in response to comments you provided telephonically to me, Alexander C. Karampatsos and Laura Kealey on July 5, 2017 with respect to the Registrant’s preliminary proxy statement filed on Schedule 14A (the “Preliminary Proxy”) on June 23, 2017.  On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Preliminary Proxy.

Comment 1:

With respect to the second Question and Answer (“Q&A”) in the Important Information section accompanying the Preliminary Proxy, please consider disaggregating the second Q&A into multiple questions and corresponding answers in light of the volume of information provided in the second answer.

Response 1:	The Registrant has revised the disclosure consistent with this comment.

Comment 2:

With respect to the third and fourth Q&As in the Important Information section accompanying the Preliminary Proxy, the SEC staff notes that there are brackets in the third and fourth answers. Please confirm supplementally whether the information provided in the third and fourth answers is accurate.

Response 2:	The Registrant so confirms.

Comment 3:	Please consider adding a Q&A in the Important Information section accompanying the Preliminary Proxy disclosing what would happen if Contract Holders do not approve a Proposal.

Response 3:	The Registrant has added disclosure consistent with this comment.

Comment 4:	In the Preliminary Proxy, please consider clarifying that an order from the SEC permitting the Substitutions is not required if Contract Holders approve the Substitutions.

Response 4:	The Registrant has revised the disclosure consistent with this comment.

Comment 5:

Page 3 of the Preliminary Proxy indicates that the discussion of the Agreement and Plan of Substitution is “qualified in its entirety by the full text of such Plan, a form of which is attached to this Proxy Statement as Appendix A.” Please remove any references indicating that the information in the Preliminary Proxy is qualified. Please also confirm supplementally that all material provisions of the Agreement and Plan of Substitution are disclosed in the Preliminary Proxy.

Response 5:	The Registrant has revised the disclosure consistent with this comment and confirms that all material provisions of the Agreement and Plan of Substitution are disclosed in the Preliminary Proxy.

Comment 6:

In the Performance and Fee Comparison section of the Preliminary Proxy, please remove the second sentence of the narrative preceding each fee table as it is duplicative of the information provided in the fee table.

Response 6:	The Registrant has revised the disclosure consistent with this comment.

Comment 7:	In the Performance and Fee Comparison section of the Preliminary Proxy, please move the third sentence of the narrative preceding each fee table to a new footnote to the fee table.

Response 7:	The Registrant has revised the disclosure consistent with this comment.

Comment 8:	Please confirm supplementally whether the insurance administration fee is included in each fee table in the Performance and Fee Comparison section of the Preliminary Proxy.

Response 8:

The Registrant confirms that the insurance administration fee is included in the “Other Expenses” line item in each fee table in the Performance and Fee Comparison section for Class 4 shares of the Replacement Portfolios.

Comment 9:	In the Performance and Fee Comparison section of the Preliminary Proxy, please confirm that the fee tables reflect current fees.

Response 9:	The Registrant confirms that the fee tables reflect current fees based on the current prospectuses for the Existing Portfolios and Replacement Portfolios.

Comment 10:

In the Performance and Fee Comparison section of the Preliminary Proxy, please clarify whether the management fees of the Master Funds in which the Existing Portfolios invest are included in the management fees for the Existing Portfolios.

Response 10:

The Registrant respectfully notes that footnote 1 to the fee tables indicates that the Existing Portfolio’s “‘Management Fee’ includes the management fee of the Replacement Portfolio.” Nevertheless, the Registrant has further clarified this disclosure consistent with this comment.

Comment 11:	In the Performance and Fee Comparison section of the Preliminary Proxy, please confirm that footnote 3 to the fee tables regarding “Other Expenses” is accurate.

Response 11:	The Registrant so confirms.

Comment 12:

In the Performance and Fee Comparison section of the Preliminary Proxy, please confirm supplementally whether the “Fee Waiver / Expense Reimbursement” line item reflects the management fee waiver for the Existing Portfolios.

Response 12:	The Registrant so confirms.

Comment 13:	In the Performance and Fee Comparison section of the Preliminary Proxy, please clarify whether each Expense Example reflects applicable waivers for the time periods shown.

Response 13:

The Registrant respectfully notes that the narrative preceding each Expense Example discloses the following: “…the Example reflects the applicable expense limitation arrangement for only the first year….” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Comment 14:	Please confirm supplementally that footnote 1 to the Average Annual Total Returns table for each Existing Portfolio is accurate.

Response 14:	The Registrant so confirms.

Comment 15:

On page 56 of the Preliminary Proxy, the SEC staff notes that there are brackets in the column for the Management Fee as percentage of Net Assets of the Replacement Portfolio (after fee waivers and/or expense reimbursements). Please include the bracketed information in the definitive proxy statement filing. Please also confirm supplementally whether the Replacement Portfolios’ management fees reflect fee waivers and/or expense reimbursements.

Response 15:

The Registrant has updated the disclosure consistent with this comment and confirms that the Replacement Portfolios’ management fees do not reflect fee waivers and/or expense reimbursements. No fee waivers or expense reimbursement arrangements are currently in effect for the Replacement Portfolios.

Comment 16:

In the Vote Required subsection of the Other Information section of the Preliminary Proxy, please disclose that shares of the Existing Portfolio held by an Insurance Company for its own account shall be voted in the same proportion as the votes cast by all of its Separate Accounts in the aggregate.

Response 16:	The Registrant respectfully notes that this disclosure is included in the Form of Agreement and Plan of Substitution included in Appendix A to the Preliminary Proxy. Nevertheless, the Registrant has added disclosure to the Vote Required subsection consistent with this comment.

Comment 17:	Please confirm supplementally whether the definitive proxy statement filing will include a form of the voting instruction card.

Response 17:	The Registrant so confirms.

Sincerely,

/s/ Chelsea M. Childs
Chelsea M. Childs

cc:	Brenda Page
Laura Kealey
John V. O’Hanlon